SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 22, 2002

Commission File Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Koeniginstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|         Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|          No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT By: /s/ Dr. Reinhard Preusche —————————————— Dr. Reinhard Preusche Group Compliance
By: /s/ Dr. Giovanni Salerno —————————————— Dr. Giovanni Salerno Group Compliance

Date: November 22, 2002

Allianz Group

Interim Report                               First three quarters of 2002

ALLIANZ GROUP   1

CONTENTS

OVERVIEW	2

SEGMENT REPORTING

Property and Casualty Insurance	5

Life and Health Insurance	8

Banking	11

Asset Management	14

OUTLOOK	16

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST THREE QUARTERS OF 2002	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	28

FIRST THREE QUARTERS OF 2002   Overview   2

     In a very difficult market environment, Allianz Group reported a loss of 0.9 billion euros for the first three quarters of 2002. An exceptionally high deficit of 2.5 billion euros in the third quarter eradicated net earnings of 1.6 billion euros we reported at mid-year.

Our business performance in the third quarter was determined by the following influences:

–	We increased the reserves for asbestos and environmental (A&E) exposure of our U.S. subsidiary Fireman’s Fund by 762 million euros. This step, which we had announced at the beginning of the year, was taken in the third quarter, immediately after completion of a comprehensive audit. The additional reserve raises our mathematical survival ratio to 13 years, which puts us in the top group of the market.

–	In the course of the third quarter, we constituted a reserve for the century flood in the Summer of 2002. The initial amount of 550 million euros was later increased to 664 million euros. This natural catastrophe mainly devastated large areas of Germany, the Czech Republic and Austria.

–	Since the beginning of 2002, the persistent and unusually severe downturn in the capital markets has forced us to take write-downs on our equity portfolios totaling 3.8 billion euros. 1.9 billions of this amount are attributable to the third quarter.

–	Due to the difficult economic situation, Dresdner Bank had to report yet another loss, which impacted the Group’s third-quarter earnings by 972 million euros.

This series of setbacks does, however, detract from the remarkable improvements we achieved in our operating business in the first three quarters of 2002.

–	Total premium income from the insurance business was up 11.9 percent to 61.5 billion euros over the corresponding prior-year period. In life and health insurance, we were able to increase our revenue by 22.1 percent.

–	The asset management segment recorded currency-adjusted net capital inflows of 43 billion euros in the first nine months of this year.

–	We were able to lower the combined ratio to 101.5 percent. This figure was adjusted to eliminate the special effects of the “reserve increase Fireman’s Fund” and “flood disaster”. With this improvement, we made faster than expected progress towards our objective of lowering the combined ratio to 100 percent by the year 2004 at the very latest.

–	Dresdner Bank reduced its administrative expenses by 10.7 percent with the respect to the pro forma figure for the prior-year period.

ALLIANZ GROUP   3

OVERVIEW

Total earnings before taxes and amortization of goodwill for the first nine months of the current year amounted to – 164 million euros compared to 3.3 billion euros for the corresponding prior-year period. Amortization of goodwill increased by 315 million euros from 544 million euros to 859 million euros. This increase is essentially due to the consolidation of Dresdner Bank Group as of July 23, 2001, as well as further share purchases during the current year and the increase of our interest in Allianz Lebensversicherungs-AG in January 2002. Tax income amounted to 863 million euros, compared to a tax charge of 205 million euros in the prior-year period. This was due to the fact that capital gains could mostly be realized tax-free.

     After deduction of minority interests, which fell from 1,193 million euros to 764 million euros, we posted a loss of 924 million euros on September 30, 2002. This translates into a loss per share of 3.80 euros.

Premium income from the insurance business

     Total premium income from the insurance business in the first nine months of 2002 increased stronger than expected by 11.9 percent to 61.5 billion euros. This includes consolidation changes amounting to 122 million euros as well as the effects of exchange rate fluctuations which came to a total of – 583 million euros. Disregarding these two factors, the growth rate reached 12.8 percent.

     In IAS accounts, premium income grew by 4.9 percent to 47.7 billion euros, after deduction of income from investment-oriented life insurance products, which increased by 4.3 billion euros or 45.8 percent to 13.8 million euros.

Banking

Net income from banking, i.e. total income from interest, commissions and trading, amounted to 5.8 billion euros on September 30, 2002. Earnings in the banking segment continued to be depressed by the downturn in the capital markets that became more and more pronounced towards the end of the quarter. Net earnings at Dresdner Bank were down 18.3 percent from the pro forma figure for the prior-year period. In addition, the earnings performance of the banking business was strongly affected by persistent economic weakness, which caused a large number of insolvencies and required additional loan loss allowances. The resulting impact on earnings could be compensated only in part by the substantial progress made in reducing administrative costs (down 6.9 percent from the second quarter, and down 10.7 percent from the pro forma figure for the prior-year period).

Asset Management

Assets under management in the Allianz Group amounted to 1,048 billion euros on September 30 of this year. This included 574 billion euros invested for third parties. That amount decreased by 7.4 percent in the first nine months of 2002. Based on constant exchange rates, high net cash inflows of 43 billion euros would have limited the decrease to 1.8 percent.

FIRST THREE QUARTERS OF 2002   Overview   4

Shareholders’ equity

On September 30, 2002, the shareholders’ equity of the Allianz Group amounted to 20.9 billion euros. This figure takes into account 23,441,108 treasury shares, which reduce shareholders’ equity and were acquired at a cost of 5.9 billion euros. With respect to the end of 2001, our shareholder’s equity decreased by 10.8 billion euros. This is primarily due to substantially lower unrealized gains and losses in our stock portfolio as a result of the negative development of the capital market.

Market capitalization and the Allianz share

The market capitalization of Allianz AG, adjusted for treasury shares, amounted to 21.1 billion euros on September 30, 2002. Unable to resist the downturn in the stock markets and in particular the disproportionate devaluation of insurance stocks, the Allianz share dropped 67.4 percent from the end of 2001. This was 25.3 percentage points more that the Dow Jones Euro STOXX 50 but only 8.9 percentage points more than the Dow Jones Euro STOXX Insurance index. By the end of October, the share price had recovered 22.4 percent so that the total devaluation in the current year now stands at – 60.1 percent.

Employees

The number of employees world-wide increased slightly by 120 to 180,066 in the first three quarters of 2002. This is mainly attributable to the expansion of our distribution capacities in Germany and the first-time consolidation of newly acquired companies.

Property and Casualty Insurance   ALLIANZ GROUP   5

     Property and casualty insurance

Premium income from property and casualty insurance rose to 33.6 billion euros in the first nine months of the current year — an increase of 4.6 percent. With double-digit growth rates, our subsidiaries in France, Spain and Australia contributed disproportionately to this positive development.

Transactions between segments are not consolidated in the following breakdowns by business segments and geographical regions. In order to provide a transparent picture of operational developments, we have adjusted the results reported for individual regions for amortization of goodwill and for minority interests.

Premium income performance, which was only slightly affected by changes in consolidation and exchange rate fluctuations, in part reflected the beneficial effect of rate increases in many areas. But the overall growth we achieved is all the more remarkable because we aggressively restructured our portfolios and abandoned revenue from unprofitable insurance lines, particularly in the U.S., but also in other markets. We effectively succeeded in making up for a large share of the lost revenue from discontinued lines by adjusting our rates in the business we retained.

Premium income by region — property/casualty
(€ 33.6 bn)

The claims ratio for the first three quarters was 79.3 percent. The flood disaster, which mainly affected Germany, the Czech Republic and Austria, and the strengthening of reserves for asbestos and environmental (A&E) exposure at our U.S. subsidiary, Fireman’s Fund, depressed our claims ratio by respectively 2.4 and 2.8 percentage points. Disregarding these two influences, the claims ratio came to 74.1 percent in the first three quarters. That is 0.9 percentage points lower than the claims ratio in the corresponding prior-year period, adjusted for World Trade Center losses. This was primarily due to rate adjustments, particularly in automobile insurance, but also to the fact that the claims frequency in many countries remained at favorable levels and to effective restructuring measures in international industrial insurance. In credit insurance, however, the high number of insolvencies due to the fragile economic situation in many countries had a very negative impact upon income performance. Even before the flood disaster, losses caused by storm, hail and floods in Germany had already reached the order of magnitude recorded for the entire year 2001.

FIRST THREE QUARTERS OF 2002   Property and Casualty Insurance   6

     At 27.4 percent, the expense ratio showed very little change over the corresponding prior-year figure of 27.3 percent. Higher investments in the expansion of our marketing capacities, mainly in Germany, were to a great extent compensated by efficiency increases in other Group companies.

     The combined ratio for the first three quarters of 2002 was 106.7 percent. This ratio expresses the relationship between claims and expense on the one hand and net earned premium income on the other hand. Disregarding the special effects mentioned above, this indicator was 101.5 percent – 0.8 percentage points better than in the previous year (adjusted for WTC losses). With this improvement, we made faster than expected progress towards our objective of lowering the combined ratio to 100 percent by the year 2004 at the very latest. In many countries, we have already managed to achieve a figure of under 100 percent. Disregarding the effects of the flood disaster, France and the USA are the only larger Group entities which are clearly lagging behind in reaching this ambitious goal. But even in these countries, the measures that were taken are beginning to produce effects.

     Investment income amounted to 6.2 billion euros after adjustments for intra-group transactions and thus remained practically the same as in the previous year.

     Earnings from property and casualty insurance amounted to 6.4 billion euros before taxes and amortization of goodwill. Disregarding intra-group transactions, earnings reached 2.8 billion euros compared to 2.3 billion euros for the first nine months of the previous year. Net income after amortization of goodwill, taxes and minority interests came to 5.9 billion euros.

     The following table shows the performance of our companies in individual countries:

Property and casualty insurance

	Gross premiums	Change	Combined ratio		Earnings after taxes(*)
	written
	9/30/2002		9/30/2002	9/30/2001	9/30/2002	9/30/2001
	€ mn	%	%	%	€ mn	€ mn

Germany	10,944	7.3	104.0	104.2	7,587	2,369
France	4,308	10.4	108.8	111.7	345	173
Italy	3,393	8.1	99.6	97.8	856	224
Switzerland	1,134	-0.9	101.9	105.0	11	31
Great Britain	2,074	9.3	99.2	106.0	107	33
Spain	1,151	16.5	97.4	101.2	37	27
Austria	696	0.8	107.8	104.5	-52	27
USA	4,163	-8.0	133.9	123.3	-920	-657
Australia	898	15.7	104.8	103.6	-31	4

Credit insurance	1,199	-2.3	118.0	119.4	26	55
Travel insurance/
Assistance services	635	8.4	93.2	93.4	13	19

(*)	Earnings after taxes and before amortization of goodwill and minority interests.

ALLIANZ GROUP   7

     In Germany, premium income of the Allianz Sachgruppe Deutschland (SGD) declined by 2.0 percent to 8.1 billion euros in the first nine months of this year. This figure no longer includes the former Allianz MAT Globus Versicherungs-AG, which is now held directly by Allianz AG and, together with the French AGF MAT, makes up our Allianz Marine&Aviation Group. Disregarding this change, premium income increased by 1.3 percent. The main contributor was automobile insurance where we were able to impose further needed rate increases and to restructure our fleet insurance business. In France, premium income was up 10.4 percent, which clearly reflected rate increases, particularly in the corporate and business insurance as well as in Marine&Aviation. In Italy, further rate adjustments in automobile insurance also had a positive effect. Our direct insurer Genialloyd continued its strong growth and posted a 55.8 percent increase in premium income. While rising in Great Britain and Spain, premium income was down in the U.S., where the restructuring of Fireman’s Fund has been pursued with unrelenting vigor. Premium losses from discontinued insurance lines could be compensated only partially by massive rate adjustments in the retained lines. In Australia, the high growth rate is mainly attributable to business acquired from HIH Insurance. But even disregarding this influence, revenue in this region is developing positively. Lower premium income in credit insurance is primarily due to an accounting change for income from services, which is no longer recognized as premiums but treated as other income.

     We were able to further improve the combined ratio in many countries, although there is still substantial potential for additional gains, particularly in France and in the U.S. A temporary setback was caused by flood losses. Three quarters of the insurance payments for this catastrophe come from our Allianz Sachgruppe Deutschland, whose market share in the most heavily affected new German states is higher than in the western states. In addition, the great majority of household and building insurance policies in the New States included coverage of elementary losses. Disregarding the impact of flood losses, Allianz Sachgruppe Deutschland reported a combined ratio of 96.0 percent. The remaining flood-related claims are spread out over Austria and the Czech Republic as well as some East European countries such as Hungary, the Slovak Republic and Bulgaria. Altogether, we received approximately 86,000 claims by the end of September, which were adjusted quickly and unbureaucratically by our claims adjusters in the field. To the extent that the claims could not be definitively assessed and settled, our customers immediately received advance payments by check. In France, the claims ratio was mainly depressed by major claims in the corporate customer business.

     Our U.S. subsidiary Fireman’s Fund very successfully continued the implementation of its restructuring program launched a little over a year ago. In the five business areas retained, the combined ratio clearly improved to 102.9 percent. But for the time being, the progress achieved is not visible from the outside. This is primarily due to two developments. On the one hand, we had to increase claims reserves for discontinued insurance lines by 160 millions euros, which concerned in particular the surety segment where two major losses were registered. On the other hand, the market-wide perceived need to strengthen reserves for A&E exposure led us to reexamine our reserves with the assistance of outside consultants, as we had announced at the beginning of the year.

FIRST THREE QUARTERS OF 2002   Life and Health Insurance   8

     Upon completion of these comprehensive analyses, we decided, together with the Management of Fireman’s Fund, to add 762 million euros to its reserves for these risks. In view of this substantial increase, the projected net-adjusted survival ratio now is approximately 13 years, which makes us one of the most solid insurers in the market. To compute this indicator, existing reserves are divided by average annual settlements expected. The resulting figure indicates the period during which current reserves are likely to be adequate to meet expected losses.

     Life and health insurance

Total premium income in life and health insurance grew 22.1 percent to 28.4 billion euros. 13.8 billion euros of this amount were generated by unit-linked life insurance and other investment-oriented products. By substantially increasing the sale of these products we were able to boost our overall growth rate to 45.8 percent.

Premium income by region - life/health
(€ 28.4 bn)

Disregarding consolidation and exchange rate effects, total premium income in life and health insurance grew by 22.9 percent.

     In IAS accounts, which recognize only the cost and risk elements as revenue from investment-oriented life insurance products, premium income increased by 5.7 percent to 14.6 billion euros. The IAS expense ratio improved from 21.8 percent to 19.5 percent. With respect to total revenue including investment-oriented products, it declined by 2.8 percentage points to 9.6 percent.

     Investment income was heavily depressed by the continuing weakness of the international capital markets. For many companies, realized gains were substantially lower than in the previous year. At the same time, they had to take sizeable write-downs on their equity portfolios, particularly in France. For this reason, capital gains fell to 6.2 billion euros, 14.9 percent lower than in the prior-year period.

ALLIANZ GROUP   9

     Earnings before taxes and amortization of goodwill dropped by 57 percent to 307 million euros.

     After amortization of goodwill of 130 million euros, taxes of 26 million euros and minority interests of 31 million euros, net income in the first three quarters of 2002 amounted to 120 million euros.

     The following table shows the performance of our companies in individual countries:

Life and health insurance

	Gross premiums	Change	Combined ratio		Earnings after taxes(*)
	written
	9/30/2002		9/30/2002	9/30/2001	9/30/2002	9/30/2001
	€ mn	%	%	%	€ mn	€ mn

Germany Life	6,727	7.8	9.6	15.8	110	233
Germany Health	2,148	6.7	9.4	9.7	30	28
Italy	5,448	40.3	36.8	24.4	236	192
France	3,135	-0.2	51.2	50.0	-112	156
Switzerland	938	-1.4	18.2	19.6	14	-13
USA	6,596	77.6	53.3	47.8	-7	-12
South Korea	1,416	16.9	18.0	20.2	60	29

(*)	Earnings after taxes and before amortization of goodwill and minority interests.

In Germany, life insurance sales in the first three quarters of 2002 were up 7.8 percent from the prior-year period. Sales were boosted by distribution through the branches of Dresdner Bank, through which we were able to sell 2.4 times as many contracts as Dresdner Bank and HypoVereinsbank had sold together in the same period of the preceding year, even though sales figures had already shown a solid increase in the third quarter of last year.

     In the distribution of state-subsidized, capital-funded pension products, which are better known as “Riester pensions”, we captured a share of 20 percent, which makes us the market leader. Since the launch of these products, we were able to sell a total of almost 520,000 Riester contracts. But due to the persistent hesitation on the part of consumers unsettled by politicians and consumer organization alike, business in this market has lagged substantially behind our original expectations.

     In the first nine months of the current year, Allianz Group was able to provide over 5,000 employers with new company pensions plans or to adapt the existing retirement provisions schemes to the new legislation. At the same time, more than 130,000 retirement provision contracts were signed with employees. That is an increase of 120 percent over the prior-year period. In particular, the Allianz Pension Fund, which handles more than 40 percent of this business, got off to a very successful start.

     At Vereinte Kranken, premium income grew by 6.7 percent. In addition to rate adjustments required by higher health care costs, this was due to the high acceptance of the premium surcharge to limit increases with advancing age.

     In Italy, our bancassurance joint ventures, especially with Unicredito, but also with Banca Antoniana Veneta, continued to have a very positive impact on premium growth. The demand for investment-oriented products with guaranteed capital also increased. Altogether, our Italian subsidiaries were able to achieve 40.3 percent growth.

FIRST THREE QUARTERS OF 2002   Life and Health Insurance   10

     In France, where the AGF group had to register a slight revenue drop of 0.2 percent, our performance was less satisfactory. This is due to the fact that the sale of investment-oriented life insurance, which accounts for almost two thirds of our company’s revenue, clearly suffered from the very difficult situation in the financial markets.

     In Switzerland, we also recorded a slight decrease in premium income. Although we achieved satisfactory growth in individual life insurance, our restrictive underwriting policy for collective life insurance caused total premium income to fall by 1.4 percent.

     In the U.S., however, premium income was fuelled by particularly dynamic growth. With an increase of 77.6 percent, we were able to clearly surpass our already ambitious plan figures. The main contributing factors were the market-driven demand for guarantee-backed annuity products, the continued built-up of our distribution capacities and the expansion of our product range.

     In South Korea, the positive trend of the first six months of this years continued through the third quarter. Benefiting from the introduction of new products and increased productivity in distribution, our company Allianz Life Insurance Korea, formerly Allianz First Life, was able to increase its premium income by 16.9 percent.

Banking   ALLIANZ GROUP   11

     Banking

The pronounced weakness in the capital markets and the high number of insolvencies caused by the extremely difficult economic environment heavily depressed the development of our banking segment. The earnings performance of this segment remains totally unsatisfactory.

Banking		9/30/2002		9/30/2001(1)

Net interest and current income	€ mn	2,889		816
Net fee and commission income	€ mn	2,036		542
Trading income	€ mn	845		166
Other income/expenses	€ mn	1,292		1,024
Administrative expenses	€ mn	-5,473		-1,442
Loan loss provisions	€ mn	-1,836		-197
Net earnings January to September 2002	€ mn	-152	(2)	299
Loans and advances to customers and banks	€ bn	255		291
Liabilities to customers and banks	€ bn	283		328

(1)	Comparisons between these figures are limited by the fact that Dresdner Bank was not consolidated until July 23, 2001, and that minority interests amounted to 26.3 percent on September 30, 2001.

(2)	Including capital gains of 1.9 billion euros from the group-internal sale of asset management companies.

In a very unfavorable context of declining markets and lackluster economies, our banking activities had to cope with greater difficulties than expected. In the first three quarters, operative earnings remained below our original expectations. On the cost side, we continued to make good progress. Administrative expenses were pared by 133 million euros or 6.9 percent compared to the previous quarter. Dresdner Bank reduced its administrative expenses by 10.7 percent with respect to the pro forma figure for the prior-year period. This shows that the cost reduction measures introduced are effective.

     At 1,836 million euros, loan loss allowances were considerably higher than expected, mainly because of certain major individual risks in South America.

     In the process of consolidating our asset management companies, the transfer of interests held by Dresdner Bank generated a capital gain of 1.9 billion euros. For this reason, the banking segment only posted a deficit of – 152 million euros after amortization of goodwill, taxes and minority interests for the first nine months of this year. However, this gain is consolidated at Group level.

     The banking segment thus contributes a loss of 2.1 billion euros to the result of Allianz Group. The lion’s share of this loss – 2.0 billion euros – is attributable to Dresdner Bank and in particular its Corporates & Markets division. In the third quarter, the loss posted by Dresdner Bank includes expenses in connection with the Turnaround program, specifically 231 million euros in personnel costs and a write-down on tax assets in the amount of 307 million euros.

FIRST THREE QUARTERS OF 2002   Banking   12

Private Customers & Business Customers

Despite the difficult market conditions mentioned above, earnings in the Private Customers & Business Customers segment remained comparatively stable and amounted to 2.474 billion euros. At the same time, our restructuring drive succeeded in further trimming our cost basis. In the third quarter, loan loss allowances were substantially boosted by 219 million euros, which resulted in an after-tax loss of 117 million euros.

Private Customers & Business Customers(1)	9/30/2002	9/30/2001(2)
	€ mn	€ mn

Total income	2,474	720
Loan loss allowance	-345	-55
Total expenses	-2,247	-748
Earnings after taxes	-117	-81

(1)	“Private Customers” segment in 2001.

(2)	Comparisons between these figures are limited by the fact that Dresdner Bank was not consolidated until July 23, 2001.

Corporates & Markets

In the Corporates & Markets segment we were able to reduce expenses more than planned. However, this progress was not nearly sufficient to compensate the drop in earnings. In addition, this segment required the largest share of our loan loss provisions – 1.3 billion euros – which resulted in an after-tax loss of 1.3 billion euros.

Corporates & Markets	9/30/2002	9/30/2001(*)
	€ mn	€ mn

Total income	2,846	930
Loan loss allowance	-1,336	-87
Total expenses	-2,749	-779
Earnings after taxes	-1,239	38

(*)	Comparisons between these figures are limited by the fact that Dresdner Bank was not consolidated until July 23, 2001.

ALLIANZ GROUP   13

To counteract this highly unsatisfactory development, existing programs for increasing efficiency were augmented by a comprehensive package of additional measures – “Turnaround 2003” – which was designed to restore profitability in the baking business. The following individual projects were launched:

1.	Drastic cost cutting. Reaching this goal requires the elimination of a total of 3,000 jobs. Approximately 2,000 of these jobs are in Corporates & Markets.

2.	Consolidation and processing of non-strategic lending business, problem management in the core business as well as other discontinued activities – a total volume of 30 billion euros – in a newly created Institutional Restructuring Unit. This should free up around 3 billion euros of risk capital by 2004.

3.	Improvement of the earnings performance of the Private Customers & Business Customers segment through measures such as the continued optimization of the branch network and the realization of substantial savings potentials already identified.

4.	Further downsizing of the Corporate Center by transferring tasks to the divisions and to the Allianz Group Center.

5.	Streamlining of the corporate structure through, among others, further standardization of the management structure and the legal structure.

To ensure the effective and speedy implementation of the measures defined, we launched a separate project supervised by a Steering Committee made up of Dresdner Bank and Allianz Board Members. Daily business is organized by a Project Group with full responsibility. For the Allianz Group, this project is of the highest priority and its implementation is progressing on schedule.

FIRST THREE QUARTERS OF 2002   Asset Management   14

     Asset Management

Our assets under management amounted to 1,048 billion euros on September 30, 2002. Despite high net inflows of 43 billion euros, this is a decrease of 124 billion euros or 10.6 percent since the end of 2001. In the asset management segment we recorded an operating profit of 369 million euros. After deduction of acquisition-related expenses as well as taxes and minority interests, this translates – as expected – into a loss of 300 million euros.

Assets under management

	Current values	Current values
	9/30/2002	12/30/2001
	€ bn	€ bn

Group’s own investments	450	527
Investments for unit-linked life insurance	24	25
Investments for third parties	574	620

Assets under management	1,048	1,172

The Group’s own investments decreased by 77 billion euros or 14.6 percent to 450 billion euros since the end of 2001. This is mainly due to substantially lower stock prices.

     In euro accounts, investments for third parties (which are not shown in the consolidated balance sheet) also decreased by 46 billion euros or 7.4 percent to 574 billion euros. In addition to strongly falling prices in the international capital markets, which reduced assets under management by 42 billion euros, the weaker U.S. dollar lowered the value of assets managed in the U.S. by PIMCO, Nicholas Applegate and Dresdner RCM by 48 billion euros when converted into euros. High net inflows of 43 billion euros were able to partially compensate these two factors.

     72 percent of these assets for third parties are invested in interest-bearing securities and 28 percent in equities. Business with institutional customers accounts for 72 percent of investments for third parties, while 28 percent come from business with private customers.

     We were able to achieve particularly high growth rates in fixed-income securities. Altogether, this segment produced a net inflow of 44 billion euros. Our PIMCO Total Return Fund was able to increase its assets under management to more than 64 billion U.S. dollars to become the biggest investment fund in the world. At the same time, its European equivalent, the dit EURO BOND TOTAL RETURN Fund “powered by PIMCO” was able to attract net inflows of over one billion euros within only five months after its launch on May 2, 2002. That made it one of the best-selling public funds in Germany for this year. In view of this outstanding performance, PIMCO was recognized as the best European Fixed-Income Manager by the “Financial News Awards” in London. And in the institutional market, ADAM Deutschland ranked second in Germany, in particular because of its successful integration of the asset management activities of Dresdner Bank.

ALLIANZ GROUP   15

     We also made successful inroads into new markets with high future potential. In China, the Guotai Junan Allianz Fund Management Co., a joint venture between Guotai Junan Securities (GTJA) and Allianz AG, was granted the first fund management license with foreign participation. The Shanghai based joint venture combines the GTJA distribution network with the international expertise of Allianz in risk management, internal controlling, product design and portfolio management and thus makes it possible to offer first-rate fund services based on complementary strengths in this growth market.

     Earnings before taxes and amortization of goodwill came to 98 million euros in the asset management segment. This includes write-downs in the amount of 140 million euros on capitalized retention payments for the management of the PIMCO group, which were paid as part of the purchase price. These payments to the employees and management of PIMCO and Nicholas Applegate, which were agreed upon at the time of the acquisition, amounted to 131 million euros. Disregarding these items, operative pre-tax earnings of 369 million euros were reported.

     Amortization of goodwill amounted to 283 million euros. Taxes produced income of 63 million euros and minority interests came to a total of 178 million euros. As expected, the asset management segment thus recorded a loss of 300 million euros in the first nine months.

FIRST THREE QUARTERS OF 2002   Outlook   16

     Outlook

For the remainder of the current fiscal year, we expect our earnings performance to be substantially better than in the third quarter. Whether profitability can be restored as early as the fourth quarter will essentially depend on the further development of the stock markets.

In view of the high volatility of these markets and the resulting uncertainty with respect to the total of the write-downs required on our equity portfolios, no reliable forecast of our earnings performance in fiscal 2002 can be made. At the same time, we want to be able to freely decide if and under which conditions capital gains from investments should be realized.

     In addition, it remains to be seen if, when and how the tax reform plans of the Federal Government with respect to loss equalization and consolidated tax groups will be carried out. At present, it cannot be excluded that this will necessitate considerable non-scheduled write-downs on deferred tax assets.

     In order to strengthen its shareholders’ equity and to finance its growth, Allianz is considering two bond issues, one of them subordinated. In addition, Allianz is extending an offer to the holders of Profit Participation Certificates to exchange these certificates into Allianz shares at a rate of eight Profit Participation Certificates for ten Allianz shares. This corresponds to a premium of 18.5 percent on the price of such Profit Participation Certificates on November 13.

     The Profit Participation Certificates and related exchange offer referred to herein have not been and will not be registered in the United States. This release does not constitute an offer or sale of securities in the U.S. or any other jurisdiction where such offer or sale would be unlawful absent registration or qualification under applicable securities laws.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG’s filings with the U.S. Securities and Exchange Commission.

     Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Consolidated Financial Statements First Three Quarters of 2002   ALLIANZ GROUP   17

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	18

Consolidated Income Statement	20

Movements in Shareholders’ Equity	21

Cash Flow Statement	22

Segment Reporting	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting Regulations	28

Supplementary Information on the Consolidated Balance Sheet	28

Supplementary Information on the Consolidated Income Statement	32

Other Information	38

CONSOLIDATED FINANCIAL STATEMENTS   18

Consolidated Balance Sheet as of September 30, 2002 and as of December 31, 2001

ASSETS		9/30/2002	12/31/2001
	Note	€ mn	€ mn

A. Intangible assets	2	18,519	16,911

B. Investments in affiliated enterprises, joint ventures and associated enterprises		11,667	10,247

C. Investments	3	280,998	345,302

D. Investments held on account and at risk of life insurance policyholders		23,907	24,692

E. Loans and advances to banks	4	70,332	61,274

F. Loans and advances to customers	5	207,658	239,693

G. Trading assets		124,187	128,422

H. Cash funds and cash equivalents		25,882	21,240

I. Amounts ceded to reinsurers from insurance reserves	6	29,862	30,999

J. Deferred tax assets		13,048	8,415

K. Other assets		52,764	55,730

Total assets		858,824	942,925

ALLIANZ GROUP 19

EQUITY AND LIABILITIES			9/30/2002	12/31/2001
		Note	€ mn	€ mn

A.	Shareholders’ equity		20,895	31,664

B.	Minority interests in shareholders’ equity	7	8,838	17,349

C.	Participation certificates and subordinated liabilities	8	13,188	12,207

D.	Insurance reserves	9	303,267	299,512

E.	Insurance reserves for life insurance where the investment risk is carried by policyholders		23,919	24,726

F.	Liabilities to banks		124,147	135,402

G.	Liabilities to customers		166,319	177,323

H.	Certificated liabilities		74,024	134,670

I.	Trading liabilities		63,372	44,538

J.	Other accrued liabilities	10	12,860	14,117

K.	Other liabilities	11	36,184	41,900

L.	Deferred tax liabilities		11,195	8,898

M.	Deferred income		616	619

Total equity and liabilities			858,824	942,925

CONSOLIDATED FINANCIAL STATEMENTS    20

Consolidated Income Statement for the Period from January 1 to September 30, 2002 and from January 1 to September 30, 2001

		Note	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

1.	Premiums earned (net)	12	40,548	37,923
2.	Interest and similar income	13	21,214	15,958
3.	Income (net) from affiliated enterprises, joint ventures
	and associated enterprises		3,555	1,579
4.	Other income from investments	14	6,004	5,769
5.	Trading income	15	1,355	1,919
6.	Fee and commission income, and income from service activities	16	5,679	2,789
7.	Other income		1,710	2,228

Total income (1. to 7.)			80,065	68,165

8.	Insurance benefits (net)	17	-38,112	-37,102
9.	Interest and similar expenses	18	-8,011	-4,056
10.	Other expenses for investments	19	-8,962	-6,433
11.	Loan loss provisions	20	-1,867	-209
12.	Acquisition costs and administrative expenses	21	-18,005	-12,592
13.	Amortization of goodwill		-859	-544
14.	Other expenses		-5,272	-4,508

Total expenses (8. to 14.)			-81,088	-65,444

15.	Earnings from ordinary activities before taxes		-1,023	2,721
16.	Taxes	22	863	-205
17.	Minority interests in earnings	7	-764	-1,193

18.	Net income		-924	1 323

			€	€

Earnings per share		23	-3.80	5.40

Earnings per share after elimination of amortization of goodwill		23	-0.27	7.62

Consolidated Income Statement for the Period from July 1 to September 30, 2002 and from July 1 to September 30, 2001

		7/1-9/30/2002 € mn	7/1-9/30/2001 € mn

1.	Premiums earned (net)	13,643	12,828
2.	Interest and similar income	6,539	6,748
3.	Income (net) from affiliated enterprises, joint ventures
	and associated enterprises	345	844
4.	Other income from investments	1,858	1,587
5.	Trading income	883	1,953
6.	Fee and commission income, and income from service activities	1,783	1,130
7.	Other income	94	1,038

Total income (1. to 7.)		25,145	26,128

8.	Insurance benefits (net)	-12,840	-13,152
9.	Interest and similar expenses	-2,571	-2,754
10.	Other expenses for investments	-4,086	-3,218
11.	Loan loss provisions	-779	-209
12.	Acquisition costs and administrative expenses	-5,802	-5,196
13.	Amortization of goodwill	-292	-225
14.	Other expenses	-1,977	-1,263

Total expenses (8. to 14.)		-28,347	-26,017

15.	Earnings from ordinary activities before taxes	-3,202	111
16.	Taxes	587	490
17.	Minority interests in earnings	116	-647

18.	Net income	-2,499	-46

ALLIANZ GROUP   21

Movements in Shareholders’ Equity

	Capital paid in € mn	Revenue reserves € mn	Unrealized gains and losses € mn	Consolidated unappropriated profit € mn	Share- holders’ equity € mn

12/31/2000	7,994	13,728	13,448	433	35,603
Currency translation adjustments		-120	19		-101
Changes in the scope of consolidation		-222			-222
Capital paid in	6,596				6,596
Treasury stock		-5,705			-5,705
Unrealized investment gains and losses			-8,357		-8,357
Net income for the period		1,323			1,323
Reclassification of unappropriated profit		66		-66	—
Shareholders’ dividend				-367	-367
Miscellaneous		-81			-81

9/30/2001	14,590	8,989	5,110	—	28,689

12/31/2001	14,769	8,209	8,276	410	31,664
Currency translation adjustments		-885	-1		-886
Changes in the scope of consolidation		456			456
Treasury stock		-134			-134
Unrealized investment gains and losses			-9,079		-9,079
Net income for the period		-924			-924
Reclassification of unappropriated profit		46		-46	—
Shareholders’ dividend				-364	-364
Miscellaneous		162			162

9/30/2002	14,769	6,930	-804	—	20,895

CONSOLIDATED FINANCIAL STATEMENTS    22

Cash Flow Statement

	1/1–9/30/2002	1/1–9/30/2001
	€ mn	€ mn

Net income for the period	-924	1,323
Change in unearned premiums	1,531	1,844
Change in aggregate policy reserves(1)	2,977	3,888
Change in reserve for loss and loss adjustment expenses	2,836	2,589
Change in other insurance reserves(2)	-1,663	-1,917
Change in deferred acquisition costs	-667	-341
Change in funds held by others under reinsurance business assumed	1,345	-100
Change in funds held under reinsurance business ceded	-236	152
Change in accounts receivable/payable on reinsurance business	159	-610
Change in trading securities(3)	24,981	-5,761
Change in loans and advances to banks and customers	-8,789	10,344
Change in liabilities to banks and customers	-2,406	19,172
Change in certificated liabilities	-6,811	-2,586
Change in other receivables and liabilities	-2,012	-615
Change in deferred tax assets/liabilities(4)	-1,406	-98
Adjustment for investment income/expenses not involving movements of cash	-1,515	-2,801
Adjustments to reconcile amortization of goodwill	859	544
Other	-3,182	262

Cash flow from operating activities	5,077	25,289

Change in securities available for sale	-4,692	-2,378
Change in investments held to maturity	1,227	24
Change in real estate	1,477	324
Change in other investments	34	3,400
Change in investments held on account and at risk of life insurance policyholders	-8	645
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	-9,153	-4,585
Change in aggregate policy reserves for life insurance products according to SFAS 97	6,343	4,015
Other	390	-1,453

Cash flow from investing activities	-4,382	-8

Change in participation certificates and subordinated liabilities	1,798	-802
Cash inflow from capital increases	—	96
Dividend payouts	-416	-804
Other from shareholders’ equity and minority interests(5)	2,452	1,709

Cash flow from financing activities	3,834	199

Effect of exchange rate changes on cash and cash equivalents	113	-3

Change in cash and cash equivalents	4,642	25,477

Cash and cash equivalents at beginning of period	21,240	4,209

Cash and cash equivalents at end of period	25,882	29,686

(1)	Not including aggregate policy reserves for life insurance products in accordance with SFAS 97

(2)	Not including change in the reserve for latent premium refunds from unrealized investment gains and losses

(3)	Including trading liabilities

(4)	Not including changes in deferred tax assets/liabilities from unrealized investment gains and losses

(5)	Not including changes in revenue reserves from unrealized investment gains and losses

ALLIANZ GROUP   23

The data for the cash flow statement were prepared in accordance with IAS rules. It excludes the effects of major changes in the scope of consolidation, which in the first three quarters of 2002 included in particular the purchase of additional shares of Allianz Lebensversicherungs-AG, Stuttgart, Bayerische Versicherungsbank AG, München, Frankfurter Versicherungs-AG, Frankfurt/Main, Dresdner Bank Group, Frankfurt/Main as well as the deconsolidation of Deutschen Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main. These transactions led to a decrease in the value of investments held (excluding funds held by others) by €43,793 mn, compared to a € 200,558 mn increase in the prior-year period. Goodwill increased by € 2,739 mn (4,438 mn), and the net total of other assets and liabilities by € 50,173 mn (194,034 mn decrease). Cash outflow related to these transactions amounted to € 9,118 mn (11,947 mn). Cash funds were further reduced by changes in the scope of consolidation amounting to € 34 mn (7,362 mn increase). Outflow for taxes on income amounted to € 1,347 mn, compared to an inflow of € 45 mn in the prior-year period.

CONSOLIDATED FINANCIAL STATEMENTS Segment Reporting 24	ALLIANZ GROUP 25

Consolidated Balance Sheet by Business Segments

ASSETS	Property/Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn

A. Intangible assets	2,828	2,943	4,864	4,005	3,421	3,183	7,406	6,780	—	—	18,519	16,911

B. Investments in affiliated enterprises,
joint ventures and associated enterprises	49,586	40,387	5,446	6,043	5,155	2,079	25	116	-48,545	-38,378	11,667	10,247

C. Investments	78,281	91,712	183,934	180,076	28,393	85,133	955	1,362	-10,565	-12,981	280,998	345,302

D. Investments held on account and at risk
of life insurance policyholders	—	—	23,907	24,692	—	—	—	—	—	—	23,907	24,692

E. Loans and advances to banks	4,183	5,079	2,995	1,010	63,584	54,271	1,066	1,646	-1,496	-732	70,332	61,274

F. Loans and advances to customers	3,260	2,837	22,424	24,843	191,003	222,916	294	561	-9,323	-11,464	207,658	239,693

G. Trading assets	1,524	1,373	1,146	775	121,431	125,741	98	539	-12	-6	124,187	128,422

H. Cash funds and cash equivalents	2,073	2,617	2,793	2,351	20,362	16,244	1,236	550	-582	-522	25,882	21,240

I. Amounts ceded to reinsurers from
insurance reserves	18,363	19,209	17,756	17,927	—	—	—	—	-6,257	-6,137	29,862	30,999

J. Deferred tax assets	7,301	5,060	2,569	1,911	3,023	1,350	155	94	—	—	13,048	8,415

K. Other assets	23,201	22,840	18,586	17,634	15,271	14,977	3,823	2,589	-8,117	-2,310	52,764	55,730

Total segment assets	190,600	194,057	286,420	281,267	451,643	525,894	15,058	14,237	-84,897	-72,530	858,824	942,925

EQUITY AND LIABILITIES	Property/Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn	9/30/2002 € mn	12/31/2001 € mn

A. Participation certificates and subordinated
liabilities	3,011	573	—	—	10,305	11,757	—	22	-128	-145	13,188	12,207

B. Insurance reserves	90,990	90,432	218,534	215,217	—	—	—	—	-6,257	-6,137	303,267	299,512

C. Insurance reserves for life insurance where the
investment risk is carried by policyholders	—	—	23,919	24,726	—	—	—	—	—	—	23,919	24,726

D. Liabilities to banks	6,180	6,303	1,925	2,143	116,322	131,454	255	1,554	-535	-6,052	124,147	135,402

E. Liabilities to customers	—	—	—	—	166,473	175,228	2,155	2,981	-2,309	-886	166,319	177,323

F. Certificated liabilities	15,100	14,727	209	229	62,186	122,713	387	435	-3,858	-3,434	74,024	134,670

G. Trading liabilities	197	448	1,161	50	62,025	44,052	—	2	-11	-14	63,372	44,538

H. Other accrued liabilities	5,411	5,387	915	967	5,885	7,130	649	633	—	—	12,860	14,117

I. Other liabilities	21,412	21,624	21,507	19,963	7,560	8,798	1,431	1,413	-15,726	-9,898	36,184	41,900

J. Deferred tax liabilities	6,843	5,920	2,204	1,958	2,095	980	53	40	—	—	11,195	8,898

K. Deferred income	87	84	396	406	126	129	5	—	2	—	616	619

Total segment liabilities	149,231	145,498	270,770	265,659	432,977	502,241	4,935	7,080	-28,822	-26,566	829,091	893,912

										Equity(*)	29,733	49,013

										Total equity and liabilities	858,824	942,925

(*)	Shareholders’ equity and minority interests

CONSOLIDATED FINANCIAL STATEMENTS Segment Reporting 26	ALLIANZ GROUP 27

Consolidated Income Statement by Business Segments for the Period from January 1 to September 30, 2002 and from January 1 to September 30, 2001

	Property/Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

1. Premiums earned (net)	27,307	25,397	13,241	12,526	—	—	—	—	—	—	40,548	37,923

2. Interest and similar income	3,438	3,997	8,322	8,068	10,080	4,190	88	148	-714	-445	21,214	15,958

3. Income (net) from affiliated enterprises, joint
ventures and associated enterprises	7,352	925	745	386	2,054	948	-14	-3	-6,582	-677	3,555	1,579

4. Other income from investments	2,265	2,339	3,042	3,254	794	151	23	24	-120	1	6,004	5,769

5. Trading income	238	1,626	281	122	845	166	-8	5	-1	—	1,355	1,919

6. Fee and commission income, and
income from service activities	1,388	544	158	219	2,229	563	2,221	1,669	-317	-206	5,679	2,78

7. Other income	935	1,014	611	1,128	187	56	47	101	-70	-71	1,710	2,228

Total income (1. to 7.)	42,923	35,842	26,400	25,703	16,189	6,074	2,357	1,944	-7,804	-1,398	80,065	68,165

8. Insurance benefits (net)	-22,168	-20,758	-15,942	-16,358	—	—	—	—	-2	14	-38,112	-37,102

9. Interest and similar expenses	-1,086	-921	-361	-284	-7,191	-3,200	-65	-70	692	419	-8,011	-4,056

10. Other expenses for investments	-2,445	-2,199	-5,532	-4,130	-978	-36	-11	-68	4	—	-8,962	-6,433

11. Loan loss provisions	-23	—	-7	—	-1,836	-209	-1	—	—	—	-1,867	-209

12. Acquisition costs and administrative expenses	-7,904	-7,681	-3,036	-3,101	-5,666	-1,572	-1,690	-287	291	49	-18,005	-12,59

13. Amortization of goodwill	-271	-256	-130	-109	-175	-20	-283	-159	—	—	-859	-544

14. Other expenses	-2,911	-2,006	-1,215	-1,119	-765	-136	-492	-1,475	111	228	-5,272	-4,508

Total expenses (8. to 14.)	-36,808	-33,821	-26,223	-25,101	-16,611	-5,173	-2,542	-2,059	1,096	710	-81,088	-65,444

15. Earnings from ordinary activities
before taxes	6,115	2,021	177	602	-422	901	-185	-115	-6,708	-688	-1,023	2,721

16. Taxes	588	-179	-26	-87	230	-71	63	68	8	64	863	-205

17. Minority interests in earnings	-767	-480	-31	-244	40	-527	-178	-144	172	202	-764	-1,193

18. Net income	5,936	1,362	120	271	-152	303	-300	-191	-6,528	-422	-924	1,323

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    28

1  Accounting regulations

The consolidated financial statements have been prepared in conformity with International Accounting Standards (IAS), as permitted by § 292a of the German Commercial Code (HGB). All standards currently in force for the period under review have been adopted in the presentation of the consolidated financial statements.

     IAS does not provide specific guidance concerning the reporting of insurance transactions in annual financial statements. In such cases, as envisioned within the IAS Framework, the provisions of U.S. Generally Accepted Accounting Principles (U.S. GAAP) have been applied. The preparation of consolidated financial statements requires the Group to make estimates and assumptions that affect items reported under the headings in the consolidated balance sheet and income statement, and contingent liabilities. The actual values may differ from those reported. The most important of such items are the reserves for loss and loss adjustment expenses, the aggregate policy reserves, and the loan loss allowance. In addition, management must make certain estimates and assumptions regarding the fair value of financial assets and liabilities, as well as the impairment of assets where recovery of the carrying amount is deemed unlikely.

     The present interim report follows the same accounting and valuation principles as the most recent annual financial statements.

     The consolidated financial statements were prepared in euros (€).

SUPPLEMENTARY INFORMATION ON THE CONSOLIDATED BALANCE SHEET

2  Intangible assets

Intangible assets comprise the following:

	9/30/2002 € mn	12/31/2001 € mn

Goodwill	14,031	12,649
Other intangible assets	4,488	4,262

Total	18,519	16,911

Changes in goodwill for the period under review were as follows:

€ mn

Gross amount capitalized 12/31/2001	14,963
Accumulated amortization 12/31/2001	-2,314

Value stated as of 12/31/2001	12,649
Translation differences	-362

Value stated as of 1/1/2002	12,287
Additions	2,957
Reclassification	-228
Amortization	-985

Value stated as of 9/30/2002	14,031
Accumulated amortization 9/30/2002	-3,299

Gross amount capitalized 9/30/2002	17,330

ALLIANZ GROUP 29 The reclassification concerns the goodwill in associated companies, which is recognized as part of the shareholdings in associated companies. Major additions include:

–	€ 2,002 mn from the increase of the shareholding in Dresdner Bank AG by 21.5% to 100.0%,

–	€ 633 mn from the increase of the shareholding in Allianz Lebensversicherungs-AG by 40.5% to 91.0%,

–	€ 57 mn from the increase of the shareholding in Frankfurter Versicherungs-AG by 49.98% to 99.97%,

–	€ 94 mn from the increase of the shareholding in Bayerische Versicherungsbank AG by 45.0% to 90.0%.

3  Investments

	9/30/2002	12/31/2001
	€ mn	€ mn

Securities held to maturity	6,285	7,688
Securities available for sale	261,131	322,192
Real estate used by third parties	11,513	12,004
Funds held by others under reinsurance business assumed	2,069	3,418

Total	280,998	345,302

Securities available for sale

	Amortized cost		Unrealized gains/losses		Market values
	9/30/2002	12/31/2001	9/30/2002	12/31/2001	9/30/2002	12/31/2001
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

Equity securities	61,066	69,896	-8,207	11,567	52,859	81,463
Government bonds	111,152	110,142	5,222	2,152	116,374	112,294
Corporate bonds	81,457	84,481	2,801	1,876	84,258	86,357
Other	7,435	41,126	205	952	7,640	42,078

Total	261,110	305,645	21	16,547	261,131	322,192

	Realized gains		Realized losses
	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001
	€ mn	€ mn	€ mn	€ mn

Equity securities	4,305	4,753	4,228	4,643
Government bonds	631	562	272	310
Corporate bonds	519	167	284	303
Other	32	37	11	35

Total	5,487	5,519	4,795	5,291

Realized gains and losses have been calculated on the basis of average values.

     Investment strategy within the Allianz Group is primarily geared to the long-term. Forward sale agreements and securities lending are used to hedge unrealized gains.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    30

4  Loans and advances to banks

	9/30/2002 € mn	12/31/2001 € mn

Loans and advances to banks	71,016	61,528
Less loan loss allowance	684	254

Loans and advances to banks after loan loss allowance	70,332	61,274

5  Loans and advances to customers

	9/30/2002 € mn	12/31/2001 € mn

Loans and advances to customers	214,431	247,503
Less loan loss allowance	6,773	7,810

Loans and advances to customers after loan loss allowance	207,658	239,693

6  Amounts ceded to reinsurers from insurance reserves

	9/30/2002 € mn	12/31/2001 € mn

Unearned premiums	1,825	1,663
Aggregate policy reserves	11,667	12,207
Reserves for loss and loss adjustment expenses	16,185	16,784
Other insurance reserves	140	298

Subtotal	29,817	30,952
Insurance reserves for life insurance where the investment risk is carried by policyholders	45	47

Total	29,862	30,999

7  Minority interests in shareholders’ equity/earnings

This item essentially concerns our subsidiaries AGF Group, Paris, the RAS Group, Milan and PIMCO Group, Delaware.

The interests of minority shareholders include the following:

	9/30/2002 € mn	12/31/2001 € mn

Other reserves
Unrealized gains and losses	-552	3,114
Share of earnings	764	1,044
Other equity components	8,626	13,191

Total	8,838	17,349

ALLIANZ GROUP   31

8  Participation certificates and subordinated liabilities

	9/30/2002 € mn	12/31/2001 € mn

Participation certificates	1,952	2,508
Subordinated liabilities	11,236	9,699

Total	13,188	12,207

9  Insurance reserves

	9/30/2002 € mn	12/31/2001 € mn

Unearned premiums	13,721	12,391
Aggregate policy reserves	205,210	197,689
Reserves for loss and loss adjustment expenses	67,599	66,648
Reserves for premium refunds	15,396	21,589
Premium deficiency reserves	397	517
Other insurance reserves	944	678

Total	303,267	299,512

10  Other accrued liabilities

	9/30/2002 € mn	12/31/2001 € mn

Reserves for pensions and similar obligations	5,774	5,629
Accrued taxes	1,648	2,478
Miscellaneous accrued liabilities	5,438	6,010

Total	12,860	14,117

11  Other liabilities

	9/30/2002 € mn	12/31/2001 € mn

Funds held under reinsurance business ceded	8,572	8,929
Accounts payable on direct insurance business	7,720	7,610
Accounts payable on reinsurance business	2,057	2,103
Other liabilities	17,835	23,258

Total	36,184	41,900

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    32

SUPPLEMENTARY INFORMATION ON THE CONSOLIDATED INCOME STATEMENT

12  Premiums earned (net)

	Property/Casualty(*)		Life/Health(*)		Total
	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

Gross premiums written	33,097	31,659	14,636	13,848	47,733	45,507
Premiums ceded in
reinsurance	-4,645	-4,820	-892	-818	-5,537	-5,638
Change in unearned
premiums (net)	-1,634	-1,907	-14	-39	-1,648	-1,946

Premiums earned (net)	26,818	24,932	13,730	12,991	40,548	37,923

(*)	After eliminating intra-Group transactions between segments

13  Interest and similar income

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Income from
Securities held to maturity	290	492
Securities available for sale	9,628	10,045
Real estate used by third parties	789	716
Lending and money market transactions	8,994	4,165
Leasing agreements	84	27
Other interest-bearing instruments	1,429	513

Total	21,214	15,958

Net interest margin from banking business(*)

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Interest and current income	10,071	4,200
Interest expenses	-7,008	-3,145

Net interest margin	3,063	1,055
Less loan loss allowance	1,836	209

Net interest margin after loan loss allowance	1,227	846

(*)	After eliminating intra-Group transactions between segments

ALLIANZ GROUP   33

14  Other income from investments

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

1. Realized gains on
Securities held to maturity	1	—
Securities available for sale	5,487	5,519
Real estate used by third parties	300	90
Other investment securities	26	3

Subtotal	5,814	5,612

2. Income from revaluations of
Securities held to maturity	38	17
Securities available for sale	146	138
Real estate used by third parties	2	—
Other investment securities	4	2

Subtotal	190	157

3. Total	6,004	5,769

15  Trading income

Trading income includes contributions to earnings amounting to € 523 mn from derivative financial instruments used by insurance companies for which hedge accounting is not applied. These include gains on derivative financial instruments embedded in exchangeable bonds issued amounting to € 368 mn. Trading income also includes gains totaling € 155 mn from other derivative activities of insurance companies.

Trading income amounting to € 1,355 (1,919) mn includes income from trading activities of the banking business(*) totaling € 845 (166) mn. This is comprised as follows:

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Trading in interest products	566	66
Trading in equity products	-85	-43
Foreign exchange/precious metals trading	177	71
Other trading activities	187	72

Total	845	166

(*)	After eliminating intra-Group transactions between segments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    34

16  Fee and commission income, and income resulting from service activities

Out of the total fee and commission income, and income resulting from service activities, € 2,054 (566) mn are attributable to banking business.(*)

Net fee and commission income from banking business(*)

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Fee and commission income	2,054	556
Fee and commission expenses	-186	-6

Total	1,868	550

(*)	After eliminating intra-Group transactions between segments

Net fee and commission income comprises income from:

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Securities business	588	137
Loan business	9	—
Underwriting business (new issues)	56	4
Other	1,215	409

Net fee and commission income	1,868	550

ALLIANZ GROUP   35

17  Insurance benefits

Insurance benefits in property/casualty(*) comprise the following:

	Gross		Ceded in reinsurance		Net
	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

Claims
Claims paid	-21,606	-21,434	3,709	3,469	-17,897	-17,965
Change in reserves for loss
and loss adjustment
expenses	-3,493	-4,930	175	2,719	-3,318	-2,211

Subtotal	-25,099	-26,364	3,884	6,188	-21,215	-20,176
Change in other reserves
Aggregate policy reserves	-273	-293	23	5	-250	-288
Other	88	371	-5	2	83	373

Subtotal	-185	78	18	7	-167	85
Expenses for premium
refunds	-332	-171	27	34	-305	-137

Total	-25,616	-26,457	3,929	6,229	-21,687	-20,228

(*)	After eliminating intra-Group transactions between segments

Insurance benefits in life/health(*) comprise the following:

	Gross		Ceded in reinsurance		Net
	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001	1/1-9/30/2002	1/1-9/30/2001
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn

Benefits paid	-11,902	-10,740	842	573	-11,060	-10,167
Change in reserves
Aggregate policy reserves	-4,572	-3,918	-61	85	-4,633	-3,833
Other	-204	-189	138	7	-66	-182

Subtotal	-16,678	-14,847	919	665	-15,759	-14,182
Expenses for premium
refunds	-669	-2,692	3	—	-666	-2,692

Total	-17,347	-17,539	922	665	-16,425	-16,874

(*)	After eliminating intra-Group transactions between segments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    36

18  Interest and similar expenses

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Interest expenses for
Deposits	-2,003	-324
Certificated liabilities	-4,494	-2,353

Subtotal	-6,497	-2,677
Other interest expenses	-1,514	-1,379

Total	-8,011	-4,056

Interest expenses include € 6,176 (2,160) mn attributable to the Dresdner Bank Group.

19  Other expenses for investments

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Realized losses on
Securities held to maturity	-1	-12
Securities available for sale	-4,795	-5,291
Real estate used by third parties	-53	-9
Other investments	-33	-5

Subtotal	-4,882	-5,317
Depreciation and write-downs on
Securities held to maturity	-22	-4
Securities available for sale	-3,818	-853
Real estate used by third parties	-232	-247
Other investments	-8	-12

Subtotal	-4,080	-1,116

Total	-8,962	-6,433

20  Loan loss provisions

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Additions to allowances including direct write-offs	-2,432	-438
Less amounts released	517	157
Less recoveries on loans previously written off	48	72

Loan loss provisions	-1,867	-209

ALLIANZ GROUP   37

21  Acquisition costs and administrative expenses

	Property/Casualty(*)		Life/Health(*)
	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Acquisition costs
Payments	-5,072	-4,894	-2,778	-2,185
Change in deferred acquisition costs	143	219	954	304

Subtotal	-4,929	-4,675	-1,824	-1,881
Administrative expenses	-3,251	-3,136	-989	-945

Underwriting costs (gross)	-8,180	-7,811	-2,813	-2,826
Less commissions and profit-sharing
received on reinsurance business ceded	755	923	172	154

Underwriting costs (net)	-7,425	-6,888	-2,641	-2,672
Expenses for management of investments	-410	-726	-386	-445

Total acquisition costs and
administrative expenses	-7,835	-7,614	-3,027	-3,117

	Banking(*)		Asset Management (*)
	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Personnel expenses	-3,293	-939	-921	-189
Operating expenses	-2,378	-626	-551	-107

Total acquisition costs and
administrative expenses	-5,671	-1,565	-1,472	-296

(*)	After eliminating intra-Group transactions between segments

Acquisition costs and administrative expenses in insurance business include the personnel and operating expenses of the insurance business allocated to the functional areas “Acquisition of insurance policies”, “Administration of insurance policies” and “Management of investments”. Other personnel and operating expenses are reported under “Insurance benefits (claims settlement expenses)” and “Other expenses”.

     In Banking, all personnel and operating expenses are reported under “Acquisition costs and administrative expenses”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    38

22  Taxes

Taxes shown in the income statement comprise the taxes actually charged to individual Group enterprises and changes in deferred tax assets and liabilities.

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Current taxes	-649	-565
Deferred taxes	1,551	396

Subtotal	902	-169
Other taxes	-39	-36

Total	863	-205

23  Other information

Number of employees

The Group had a total of 180,066 (179,946) employees as of the balance sheet date. 87,575 (87,589) of these were employed in Germany and 92,491 (92,357) in other countries. The number of employees undergoing training increased by 121 to 8,367.

Personnel expenses

	1/1-9/30/2002 € mn	1/1-9/30/2001 € mn

Salaries and wages	6,736	4,792
Social security contributions and employee assistance	1,103	901
Expenses for pensions and other post-retirement benefits	552	323

Total	8,391	6,016

Hedge accounting

With the settlement of several forward sales agreements made in view of restructuring our shareholdings, the volume of derivatives used for hedge accounting has decreased significantly in comparison to fiscal 2001.

     Derivatives used for fair value hedges are accounted for at a fair value of € 413 mn. Ineffectiveness resulted in a loss of € 16 mn.

     In addition, swaps for cash flow hedges had a negative fair value of € 1 mn.

     Foreign currency hedging instruments with a fair value of € 12 mn were used as hedges of a net investment in a foreign entity. This increased “other reserves” by € 101 mn.

ALLIANZ GROUP   39

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income for the period under review by the weighted average number of common shares outstanding.

		9/30/2002	9/30/2001

Net income for the period	€ mn	-924	1,323
Weighted average number of shares		242,893,696	244,907,793
Number of shares (not including shares held by the company)		242,986,892	240,483,874
Earnings per share		€-3.80	5.40
Earnings per share after elimination of amortization of goodwill		€-0.27	7.62

The weighted average number of shares includes 23,534,304 (4,672,518) held by the company. A diluted earnings per share figure was not calculated because there were no dilutive securities outstanding.

On January 15, 2002, 1,797,357 own shares were sold to DAD Transaktionsgesellschaft mbH in connection with the takeover offer to shareholders of Dresdner Bank AG.

Munich, November 13, 2002

Allianz Aktiengesellschaft
The Board of Management

Allianz AG Königinstrasse 28 80802 München Telephone +49 89 38 00 00 Telefax +49 89 34 99 41 www.allianz.com/investor-relations UKZBE0025Z0 (0/12) 1.11.02